Exhibit 3.1

Registrar of Companies
Government Administration Building
133 Elgin Avenue
George Town
Grand Cayman

HCM Acquisition Corp (ROC #371192) (the “Company”)

TAKE NOTICE that by resolutions of the shareholders of the Company dated 18 January 2024, the following special resolution was passed:

Extension Amendment Proposal

It is resolved as a special resolution that the Amended and Restated Memorandum and Articles of Association of HCM Acquisition Corp shall be amended by deleting Article 49. 7 and Article 49.8 in its entirety and replacing it with the following:

“49.7 In the event that the Company does not consummate a Business Combination by February 25, 2024, (or by April 25, 2024, if applicable under the provisions of Article 49.8), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)
as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)
as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8 In the event that any amendment is made to the Articles:

(a)
to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by February 25, 2024 (or by April 25, 2024, if applicable under the provisions of this Article 49.8) or such later time as the Members may approve in accordance with the Articles; or

(b)
with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”

Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated a Business Combination by February 25, 2024, the Company may, without another shareholder vote, elect to extend the date to consummate the Business Combination on a monthly basis for up to two times by an additional one month each time after such date, by resolution of the Directors until April 25, 2024.”

/s/ Alec Pultr
Alec Pultr
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 23rd day of January 2024.